TSR AT A GLANCE

TSR is engaged in the business of providing contract computer programming services to its clients.  The Company provides its clients with technical computer personnel to supplement their in-house information technology (“IT”) capabilities.  TSR’s clients for its contract computer programming services consist primarily of Fortune 1000 companies with significant technology budgets.  With more than 40 years experience in the information services business, TSR is positioned to fulfill virtually any information technology temporary staffing contract requirement.  Extensive recruiting efforts are employed to create and maintain a database of highly qualified professionals who are well-versed in the latest technological advances. TSR’s professional staff has extensive experience across a broad range of industries from telecommunications and pharmaceuticals to banking and insurance.

FINANCIAL HIGHLIGHTS
(Amounts in Thousands, Except Per Share Data)

	May 31, 2013	May 31, 2012	May 31, 2011	May 31, 2010	May 31 ,2009
Revenue, Net	$44,914	$45,215	$39,342	$36,956	$42,801
Income (Loss) From Operations	(716)	(2)	482	317	998
Net Income (Loss) Attributable to TSR, Inc.	(520)	(62)	197	143	621
Basic Net Income (Loss) Per TSR, Inc. Common Share	(0.26)	(0.03)	0.10	0.07	0.30
Working Capital	8,717	12,402	12,388	12,455	12,288
Total Assets	13,619	17,165	17,141	15,754	15,387
Total TSR, Inc. Equity	8,926	12,498	12,713	12,542	12,400
Book Value Per TSR, Inc. Common Share (Total TSR Equity Divided by Common Shares Outstanding)	4.55	6.30	6.30	6.19	6.12
Cash Dividends Declared Per TSR, Inc. Common Share	$1.50	$0.00	$0.00	$0.00	$0.20

Note:  All per share calculations have been adjusted for the 1:2 reverse stock split effected November 29, 2010.

LETTER FROM THE CHAIRMAN

Dear Stockholders:

For the past two years, TSR has been engaged in an ambitious and innovative organic growth program that I have detailed in prior letters to our stockholders.  I am now delighted to report that these plans are on track and have yielded encouraging fourth quarter results. Net income per share for the fiscal year 2013 fourth quarter was $0.01 compared to a loss of $0.02 per share in the prior year same quarter. Revenue for the fourth quarter increased 7.9% from the same quarter last year, the first indication of improved growth resulting from our new hires in sales and recruiting.

While the net loss attributable to TSR for the fiscal year increased to $520,000, this was fully anticipated as an important, short-term investment in order to secure a better, more competitive business model for the long-term.

Going forward, I foresee only a gradual increase in earnings over the coming year. My reasons are two-fold. First, there has been and continues to be a pronounced shift in our business mix. Namely, more new placements involve “managed services” programs employed by our customers which tend to increase competition and reduce our billing rates.  While this trend requires us to place more consultants on billing to meet our goals, I am pleased to report that the average number of consultants on billing has grown by more than 13% from year-end 2012 to year-end 2013.

Second, the sales cost of closing new accounts continues to increase. As previously noted, our commitment to hiring experienced salespeople involves a heavy, on-going expenditure, since they require a one-year guarantee to match their current earnings and they are usually prevented by a non-compete agreement from doing business with their prior customers for one year. Plus our initiative to hire several young salespeople to acquire new accounts has not worked as well as hoped. Thus far, results indicate that inexperienced salespeople are better suited to managing existing accounts.

On the brighter side, our efforts to train highly qualified and highly motivated recent college graduates to become recruiters is working well.  This group is responsible for finding freelance consultants who possess the skills clients need to fill temporary assignments.  We are successfully building capacity to identify, recruit and place high quality consultants which is, and will continue to be, the primary source of revenue growth.

TSR’s management team also will continue to vigilantly monitor and proactively push for better metrics in every area of our operation. It is worth reiterating that TSR always endeavors to operate in a prudent financial manner, and that our strategic growth plan best positions us to survive and succeed in the months and years ahead.

 I remain firmly committed to the future of TSR, and thank you for your ongoing support.

Sincerely,

/s/ Joe Hughes
Joe Hughes

TSR INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
May 31, 2013 and 2012

	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$1,881,161	$7,514,749
Certificates of deposit and marketable securities	2,008,424	520,672
Accounts receivable:
Trade, net of allowance for doubtful accounts of $193,000 in 2013 and 2012	9,146,283	8,728,669
Other	5,016	2,742
	9,151,299	8,731,411

Prepaid expenses	70,926	97,742
Prepaid and recoverable income taxes	208,579	96,518
Deferred income taxes	86,000	86,000

Total Current Assets	13,406,389	17,047,092

Equipment and leasehold improvements, at cost:
Equipment	70,822	67,975
Furniture and fixtures	111,107	117,389
Automobiles	19,665	19,665
Leasehold improvements	60,058	60,058
	261,652	265,087
Less accumulated depreciation and amortization	244,868	244,268
	16,784	20,819

Other assets	49,653	49,653
Deferred income taxes	146,000	47,000

Total Assets	$13,618,826	$17,164,564

LIABILITIES AND EQUITY
Current liabilities:
Accounts and other payables	$852,228	$1,121,509
Accrued expenses and other current liabilities:
Salaries, wages and commissions	2,305,201	1,992,179
Other	83,805	48,932
	2,389,006	2,041,111

Advances from customers	1,448,255	1,482,652

Total Current Liabilities	4,689,489	4,645,272

Commitments and contingencies

Equity:
TSR, Inc.
Preferred stock, $1.00 par value, authorized 500,000 shares; none issued	-	-
Common stock, $.01 par value, authorized 12,500,000 shares; issued 3,114,163 shares; 1,962,062 and 1,983,662 outstanding	31,142	31,142
Additional paid-in capital	5,102,868	5,102,868
Retained earnings	17,305,883	20,796,104
	22,439,893	25,930,114
Less: Treasury stock, 1,152,101 and 1,130,501 shares, at cost	13,514,003	13,432,092
Total TSR, Inc. Equity	8,925,890	12,498,022
Noncontrolling Interest	3,447	21,270
Total Equity	8,929,337	12,519,292

Total Liabilities and Equity	$13,618,826	$17,164,564

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended May 31, 2013 and 2012

	2013	2012

Revenue, net	$44,913,649	$45,215,431

Cost of sales	37,548,691	37,751,112
Selling, general and administrative expenses	8,080,713	7,466,502
	45,629,404	45,217,614

Loss from operations	(715,755)	(2,183)

Other income (expense):
Interest and dividend income	13,833	12,173
Unrealized gain (loss) from marketable securities, net	(1,248)	2,664
	12,585	14,837

Income (loss) before income taxes	(703,170)	12,654

Provision (benefit) for income taxes	(214,000)	25,000

Consolidated net loss	(489,170)	(12,346)
Less: Net income attributable to noncontrolling interest	30,958	49,832

Net loss attributable to TSR, Inc.	$(520,128)	$(62,178)

Net loss per TSR, Inc. common share	$(0.26)	$(0.03)

Weighted average number of common shares outstanding	1,971,484	1,999,277

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years ended May 31, 2013 and 2012

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	TSR Inc. equity	Non- controlling interest	Total equity

Balance at June 1, 2011	3,114,163	$31,142	$5,102,868	$20,858,282	$(13,279,263)	$12,713,029	$42,165	$12,755,194

Purchases of treasury stock	-	-	-	-	(152,829)	(152,829)	-	(152,829)

Net income attributable to noncontrolling interest	-	-	-	-	-	-	49,832	49,832

Distribution to noncontrolling interest	-	-	-	-	-	-	(70,727)	(70,727)

Net loss attributable to TSR, Inc.	-	-	-	(62,178)	-	(62,178)	-	(62,178)

Balance at May 31, 2012	3,114,163	31,142	5,102,868	20,796,104	(13,432,092)	12,498,022	21,270	12,519,292

Purchases of treasury stock	-	-	-	-	(81,911)	(81,911)	-	(81,911)

Cash dividend paid	-	-	-	(2,970,093)	-	(2,970,093)		(2,970,093)

Net income attributable to noncontrolling interest	-	-	-	-	-	-	30,958	30,958

Distribution to noncontrolling interest	-	-	-	-	-	-	(48,781)	(48,781)

Net loss attributable to TSR, Inc.	-	-	-	(520,128)	-	(520,128)	-	(520,128)

Balance at May 31, 2013	3,114,163	$31,142	$5,102,868	$17,305,883	$(13,514,003)	$8,925,890	$3,447	$8,929,337

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended May 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:

Consolidated net loss	$(489,170)	$(12,346)
Adjustments to reconcile consolidated net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	12,198	10,339
Unrealized loss (gain) from marketable securities, net	1,248	(2,664)
Deferred income taxes	(99,000)	4,000

Changes in operating assets and liabilities:
Accounts receivable-trade	(417,614)	193,192
Other receivables	(2,274)	2,239
Prepaid expenses	26,816	(39,961)
Prepaid and recoverable income taxes	(112,061)	(55,219)
Accounts and other payables and accrued expenses and other current liabilities	78,614	284,033
Advances from customers	(34,397)	(24,787)

Net cash provided by (used in) operating activities	(1,035,640)	358,826

Cash flows from investing activities:
Proceeds from maturities of marketable securities	3,491,267	4,498,066
Purchases of marketable securities	(4,980,267)	(1,749,532)
Purchases of equipment and leasehold improvements	(8,163)	(14,909)

Net cash provided by (used in) investing activities	(1,497,163)	2,733,625

Cash flows from financing activities:
Cash dividend paid	(2,970,093)	-
Distributions to noncontrolling interest	(48,781)	(70,727)
Purchases of treasury stock	(81,911)	(152,829)

Net cash used in financing activities	(3,100,785)	(223,556)

Net increase (decrease) in cash and cash equivalents	(5,633,588)	2,868,895

Cash and cash equivalents at beginning of year	7,514,749	4,645,854

Cash and cash equivalents at end of year	$1,881,161	$7,514,749

Supplemental disclosures of cash flow data:
Income taxes paid	$16,000	$89,000

See accompanying notes to consolidated financial statements.

TSR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2013 and 2012

(1)	Summary of Significant Accounting Policies

(a)	Business, Nature of Operations and Customer Concentrations
TSR, Inc. and subsidiaries (the “Company”) are primarily engaged in providing contract computer programming services to commercial customers located primarily in the Metropolitan New York area.  The Company provides its clients with technical computer personnel to supplement their in-house information technology capabilities. In fiscal 2013, four customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 52.1%.  The largest of these constituted 16.1% of consolidated revenue.  In fiscal 2012, two customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 24.6%.  The largest of these constituted 13.9% of consolidated revenue.  The accounts receivable balances associated with the Company’s largest customers were $1,920,000 and $1,802,000 at May 31, 2013 and 2012, respectively.  The Company operates in one business segment, computer programming services.

(b)	Principles of Consolidation
The consolidated financial statements include the accounts of TSR, Inc. and its subsidiaries.  All significant intercompany balances and transactions have been eliminated in consolidation

(c)	Revenue Recognition
The Company’s contract computer programming services are generally provided under time and materials arrangements with its customers.  Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.  These conditions occur when a customer agreement is effected and the consultant performs the authorized services.  Revenue is recorded net of all discounts and processing fees. Advances from customers represent amounts received from customers prior to the Company’s completion of the related services and credit balances from overpayments.

Reimbursements received by the Company for out-of-pocket expenses are characterized as revenue.

(d)	Cash and Cash Equivalents
The Company considers short-term highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.  Cash and cash equivalents were comprised of the following as of May 31, 2013 and 2012:

	2013	2012
Cash in banks	$1,562,939	$4,665,956
Money market funds	318,222	2,848,793
	$1,881,161	$7,514,749

(e)	Marketable Securities
The Company has characterized its investments in marketable securities, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs   (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Investments recorded in the accompanying consolidated balance sheets are categorized based on the inputs to valuation techniques as follows:

Level 1 -	These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 -	These are investments where values are based on quoted market prices that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3 -	These are investments where values are derived from techniques in which one or more significant inputs are unobservable.

TSR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2013 and 2012

The following are the major categories of assets measured at fair value on a recurring basis as of May 31, 2013 and 2012 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

May 31, 2013	Level 1	Level 2	Level 3	Total

Certificates of deposit	$-	$1,989,000	$-	$1,989,000
Equity securities	19,424	-	-	19,424
	$19,424	$1,989,000	$-	$2,008,424

May 31, 2012	Level 1	Level 2	Level 3	Total

Certificates of deposit	$-	$500,000	$-	$500,000
Equity securities	20,672	-	-	20,672
	$20,672	$500,000	$-	$520,672

Based upon the Company’s intent and ability to hold its certificates of deposits to maturity (which maturities range up to twenty-four months at purchase), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates market value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market prices, which is a Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings.  The Company’s marketable securities at May 31, 2013 and 2012 are summarized as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Recorded Value
Current
2013: Certificates of deposit	$1,989,000	$-	$-	$1,989,000
Equity securities	16,866	2,558	-	19,424
	$2,005,866	$2,558	$-	$2,008,424

Current
2012: Certificates of deposit	$500,000	$-	$-	$500,000
Equity securities	16,866	3,806	-	20,672
	$516,866	$3,806	$-	$520,672

The Company’s investments in marketable securities consist primarily of investments in certificates of deposit. Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company’s ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market values.

(f)	Accounts Receivable and Credit Policies:
The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected.  In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends.  From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

TSR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2013 and 2012

(g)	Depreciation and Amortization
Depreciation and amortization of equipment and leasehold improvements has been computed using the straight-line method over the following useful lives:

Equipment	3 years
Furniture and fixtures	3 years
Automobiles	3 years
Leasehold improvements	Lesser of lease term or useful life

(h)	Net Loss Per Common Share
Basic net loss per common share is computed by dividing loss available to common stockholders of TSR, Inc. by the weighted average number of common shares outstanding.  The Company had no stock options or other common stock equivalents outstanding during the fiscal years ended May 31, 2013 or 2012.

(i)	Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.  The effect of enacted tax law or rate changes is reflected in income in the period of enactment.

(j)	Fair Value of Financial Instruments
ASC Topic 825, “Financial Instruments”, requires disclosure of the fair value of certain financial instruments. For cash and cash equivalents, accounts receivable, accounts and other payables, accrued liabilities and advances from customers, the amounts presented in the consolidated financial statements approximate fair value because of the short-term maturities of these instruments.

(k)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Such estimates include, but are not limited to provisions for doubtful accounts receivable and assessments of the recoverability of the Company’s deferred tax assets.  Actual results could differ from those estimates.

(l)	Long-Lived Assets
The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If the sum of the expected cash flows undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

(m)	Impact of New Accounting Standards
The Company is not aware of any new accounting pronouncements that would have a material impact on its consolidated financial statements.

(n)	Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, marketable securities and accounts receivable.  The Company places its cash equivalents with high-credit quality financial institutions and brokerage houses.  The Company has substantially all of its cash in four bank accounts. At times, such amounts may exceed Federally insured limits.   The Company holds its marketable securities in brokerage accounts.  The Company has not experienced losses in any such accounts.  The Company’s accounts receivable represent approximately 57 accounts with open balances of which, the largest customer, as a percentage of revenue, consisted of 21.0% of the net accounts receivable balance at May 31, 2013.

TSR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2013 and 2012

(2)	Income Taxes
A reconciliation of the provision (benefit) for income taxes computed at the Federal statutory rates for fiscal 2013 and 2012 to the reported amounts is as follows:

	2013		2012
	Amount	%	Amount	%
Amounts at statutory Federal tax rate	$(239,000)	(34.0)%	$4,300	34.0%
Non-controlling interest	(11,000)	(1.5)	(17,000)	(134.3)
State and local taxes, net of Federal income tax effect	17,000	2.4	18,000	142.2
Non-deductible expenses and other	19,000	2.7	19,700	155.7
	$(214,000)	(30.4)%	$25,000	197.6%

The components of the provision (benefit) for income taxes are as follows:

	Federal	State	Total
2013: Current	$(140,000)	$25,000	$(115,000)
Deferred	(100,000)	1,000	(99,000)
	$(240,000)	$26,000	$(214,000)

2012: Current	$(5,000)	$26,000	$21,000
Deferred	3,000	1,000	4,000
	$(2,000)	$27,000	$25,000

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets at May 31, 2013 and 2012 are as follows:

	2013	2012
Allowance for doubtful accounts receivable	$86,000	$86,000
Net operating loss carryforward	103,000	-
Equipment and leasehold improvement depreciation and amortization	23,000	23,000
Acquired client relationships	20,000	24,000
Total deferred income tax assets	$232,000	$133,000

The Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future.  The gross net operating loss carryforward from fiscal 2013 is approximately $303,000 and will expire in 2033.

The Company has no unrecognized tax benefits at May 31, 2013 and 2012.  The Company’s Federal and state income tax returns prior to fiscal year 2010 are closed.

The Company recognizes interest and penalties associated with tax matters as selling, general and administrative expenses and includes accrued interest and penalties with accrued and other liabilities in the consolidated balance sheets.

TSR INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2013 and 2012

(3)	Commitments and Contingencies
A summary of noncancellable long-term operating lease commitments for facilities as of May 31, 2013 follows:

Fiscal Year	Amount
2014	$242,000
2015	207,000
2016	181,000
2017	165,000

Total	$795,000

Total rent expenses under all lease agreements amounted to $391,000 and $400,000 in fiscal 2013 and 2012, respectively.

The Company has entered into employment agreements with two of its officers expiring through 2017. The total remaining payments under these agreements is $1,525,000 at May 31, 2013.

From time to time, the Company is party to various lawsuits, some involving substantial amounts.  Management is not aware of any lawsuits that would have a material adverse impact on the consolidated financial position of the Company.

(4)	Stockholder’s Equity
On November 30, 2012, the Company paid a special one-time cash dividend of $1.50 per common share to stockholders of record as of October 30, 2012. This dividend amounted to $2,970,093. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

During the year ended May 31, 2013, the Company purchased a total of 21,600 shares of its common stock on the open market in various transactions for $81,911 under the previously announced plan.  As of May 31, 2013, 56,318 shares remain available for purchase under the plan.

During the year ended May 31, 2012, the Company purchased a total of 35,429 shares of its common stock on the open market in various transactions for $152,829 under the previously announced plan.

TSR INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes thereto presented elsewhere in this report.

Results of Operations
The following table sets forth for the periods indicated certain financial information derived from the Company’s consolidated statements of operations.  There can be no assurance that historical trends in operating results will continue in the future:

	Year Ended May 31,
	(Dollar Amounts in Thousands)
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue
Revenue, Net	$44,914	100.0%	$45,215	100.0%
Cost of Sales	37,549	83.6	37,751	83.5
Gross Profit	7,365	16.4	7,464	16.5
Selling, General and Administrative Expenses	8,081	18.0	7,466	16.5
Loss from Operations	(716)	(1.6)	(2)	0.0
Other Income, Net	13	0.0	15	0.0
Income (Loss) Before Income Taxes	(703)	(1.6)	13	0.0
Provision (Benefit) for Income Taxes	(214)	0.5	25	0.0
Consolidated Net Loss	$(489)	(1.1)%	$(12)	0.0%

Revenue
Revenue consists primarily of revenue from computer programming consulting services.  Revenue for the fiscal year ended May 31, 2013 decreased $302,000 or 0.7% from fiscal 2012.  The average number of consultants on billing with customers increased from approximately 264 for the fiscal year ended May 31, 2012 to 273 for the fiscal year ended May 31, 2013.

During the current period, although consultants on billing with customers increased, the Company experienced a decrease in revenue due to reduced average billing rates for the consultants on billing with customers compared with the prior fiscal year.  This resulted from a shift in the business mix as a higher percentage of new placements have been with customers where there is stronger competition due to managed vendor services programs. Although customers’ IT spending may be increasing and the number of consultants on billing with customers has increased, the Company is still experiencing the impact of the economic downturn, specifically in the gross profit generated from the placements of consultants on billing with customers, particularly with customers in the financial services industry. The Company believes that the economic outlook remains uncertain.

Cost of Sales
Cost of sales decreased by $202,000 or 0.5%, in fiscal 2013 from fiscal 2012.  Cost of sales as a percentage of revenue increased to 83.6% in fiscal 2013 from 83.5% in fiscal 2012.  The decrease in cost of sales resulted primarily from reduced average pay rates for the consultants on billing with customers as compared with the prior fiscal year. The increase in cost of sales as a percentage of revenue was primarily attributable to discount programs and rate reductions at a few of the Company’s major financial services customers.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of expenses relating to account executives, technical recruiters, facilities costs, management and corporate overhead.  These expenses increased $615,000, or 8.2%, to $8,081,000 in fiscal 2013 from $7,466,000 in fiscal 2012. This increase was primarily attributable to an increase in the number of recruiting and sales executives and expenses associated with the recruiting training program. The Company’s plan for internal growth involves the hiring of additional recruiters and sales executives. The Company has established a program to hire and train recent college graduates to become recruiters. The initial costs associated with the hiring and training of such personnel have increased selling, general and administrative expenses.  Technical recruiters have been hired in order to address increased requests by clients for submissions of technical personnel for potential positions. Such increased submissions have not yet led to the expected increases in placements.  In addition, hiring new sales executives requires a significant investment to cover their costs while their non-compete agreements, which typically last a year, expire.   Additionally, these expenses increased, as a percentage of revenue, from 16.5% in the fiscal year ended May 31, 2012 to 18.0% in the fiscal year ended May 31, 2013.

TSR INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Other Income
Fiscal 2013 other income resulted primarily from interest and dividend income of $14,000, which increased by $2,000 from the level realized in 2012 due to increased amounts invested in certificates of deposit, which earned slightly higher rates of interest than the rates earned by US Treasury securities and money market accounts.

Income Taxes
The effective income tax benefit rate was 30.4% in fiscal 2013.  The expected federal tax benefit rate of 34% was reduced due to state minimum or alternative taxes being payable despite the Company’s net loss for fiscal 2013. The effective income tax rate for 2012 is not meaningful due to state minimum or alternative taxes exceeding taxable income.

Consolidated Net Loss
Consolidated net loss increased from $12,000 in fiscal 2012 to a loss of $489,000 in fiscal 2013.  Consolidated net loss increased primarily due to higher selling and recruiting expenses.  Also, although the number of consultants on billing with customers increased, the Company experienced a decrease in revenue due to reduced average billing rates for the consultants on billing with customers. This also reduced gross profit generated per consultant on billing with customers.

Liquidity, Capital Resources and Changes in Financial Condition
The Company expects that its available cash and marketable securities will be sufficient to provide the Company with adequate resources to meet its liquidity requirements for the next 12 months.

At May 31, 2013, the Company had working capital (total current assets in excess of total current liabilities) of $8,717,000 including cash and cash equivalents and certificates of deposit and marketable securities of $3,890,000 as compared to working capital of $12,402,000 including cash and cash equivalents and certificates of deposit and marketable securities of $8,035,000 at May 31, 2012.  The decrease in working capital was primarily due to the payment of the one-time special cash dividend of $2,970,000, or $1.50 per share, with respect to the Company’s common stock on November 30, 2012.

Net cash flow of $1,036,000 was used in operations during fiscal 2013 as compared to $359,000 of net cash flow provided by operations in fiscal 2012.  The cash used in operations for fiscal 2013 primarily resulted from the consolidated net loss of $489,000, an increase in accounts receivable of $418,000 and an increase in prepaid and recoverable income taxes of $112,000.  The cash provided by operations for fiscal 2012 primarily resulted from a decrease in accounts receivable of $193,000 in addition to an increase in accounts and other payables and accrued expenses and other liabilities of $284,000.  Net cash used in investing activities amounted to $1,497,000 for fiscal 2013 compared to $2,734,000 in net cash provided by investing activities in fiscal 2012.  The change in net cash from investing activities between fiscal 2013 and 2012 primarily resulted from investing in additional certificates of deposit.

Net cash used in financing activities of $3,101,000 during the fiscal year ended May 31, 2013 resulted from a special cash dividend paid of $2,970,000, purchases of treasury stock of $82,000 and distributions of $49,000 to the holder of the noncontrolling interest in the Company’s subsidiary, Logixtech Solutions LLC. Net cash used in financing activities of $224,000 during the fiscal year ended May 31, 2012 resulted from purchases of treasury stock of $153,000 and distributions of $71,000 to the holder of the noncontrolling interest.

The Company’s capital resource commitments at May 31, 2013 consisted of lease obligations on its branch and corporate facilities.  The Company intends to finance these lease commitments from cash flow provided by operations, available cash and short-term marketable securities.

The Company’s cash and marketable securities were sufficient to enable it to meet its liquidity requirements during fiscal 2013.

Impact of New Accounting Standards
The Company is not aware of any new accounting pronouncements that would have a material impact on its consolidated financial statements.

Critical Accounting Policies
The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company’s significant accounting policies are described in Note 1 to its consolidated financial statements, contained elsewhere in this report.  The Company believes that the following accounting policies require the application of management’s most difficult, subjective or complex judgments:

Estimating Allowances for Doubtful Accounts Receivable
We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of their current credit information.  We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience, customer types, credit worthiness, economic trends and any specific customer collection issues that we have identified.  While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.  A significant change in the liquidity or financial position of any of our significant customers, or in their willingness to pay, could have a material adverse effect on the collectibility of our accounts receivable and our future operating results.

TSR INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Valuation of Marketable Securities
The Company classifies its marketable securities at acquisition as either (i) held-to-maturity, (ii) trading or (iii) available-for-sale.  Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 24 months), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates fair value.  The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market price, which is Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings.

Valuation of Deferred Tax Assets
We regularly evaluate our ability to recover the reported amount of our deferred income tax assets considering several factors, including our estimate of the likelihood of the Company generating sufficient taxable income in future years during the period over which temporary differences reverse.  Presently, the Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future.  In the event that actual results differ from our estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance against a portion or all of our deferred tax assets, which could materially impact our financial position or results of operations.

Forward-Looking Statements; Factors that Affect Future Results
Certain statements contained herein, including statements concerning the Company’s future prospects and the Company’s future cash flow requirements are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those projections in the forward-looking statements which statements involve risks and uncertainties, including, but not limited to, the following: the success of the Company’s plan for internal growth, the impact of adverse economic conditions on the Company’s business; risks relating to the competitive nature of the markets for contract computer programming  services;  the extent to which market conditions for the Company’s contract computer consulting services will continue to adversely affect the Company’s business; the concentration of the Company’s business with certain customers; uncertainty as to the Company’s ability to maintain its relations with existing customers and expand its contract computer consulting services business; the impact of changes in the industry, such as the use of vendor management companies in connection with the consultant procurement process; the increase in customers moving IT operations offshore and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission.  The Company is under no obligation to publicly update or revise forward looking statements.

TSR INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
TSR, Inc.
Hauppauge, New York

We have audited the accompanying consolidated balance sheets of TSR, Inc. and Subsidiaries as of May 31, 2013 and 2012, and the related consolidated statements of operations, equity, and cash flows for the years then ended. TSR, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TSR, Inc. and Subsidiaries as of May 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Jericho, New York
August 8, 2013

TSR INC. AND SUBSIDIARIES
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s shares of Common Stock now trade on the NASDAQ Capital Market under the symbol TSRI. Previously, until December 2009, the shares traded on the NASDAQ Global Market.  The following are the high and low sales prices for each quarter during the fiscal years ended May 31, 2013 and 2012:

June 1, 2012 – May 31, 2013

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$4.26	$5.69	$3.85	$4.00
Low Sales Price	3.70	3.72	2.77	3.03

June 1, 2011 – May 31, 2012

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High Sales Price	$4.96	$4.50	$4.97	$4.65
Low Sales Price	4.20	3.83	3.91	4.19

There were 101 holders of record of the Company’s Common Stock as of July 31, 2013.  Additionally, the Company estimates that there were approximately 1,200 beneficial holders as of that date.  On November 30, 2012, the Company paid a special one-time cash dividend of $1.50 per common share to stockholders of record as of October 30, 2012. Other than this special dividend, there were no other dividends declared or paid by the Company with respect to its shares of Common Stock during the last two fiscal years. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

TSR INC. AND SUBSIDIARIES
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

DIRECTORS

Joseph F. Hughes
Chairman of the Board
Chief Executive Officer
President and Treasurer

Christopher Hughes
Senior Vice President and
President TSR Consulting Services, Inc.

Robert A. Esernio
Director

James J. Hill
Director

Raymond A. Roel
Director

OFFICERS

Joseph F. Hughes
Chairman of the Board
Chief Executive Officer
President and Treasurer

Christopher Hughes
Senior Vice President and
President TSR Consulting Services, Inc.

John G. Sharkey
Vice President, Finance
and Secretary

CORPORATE
HEADQUARTERS

400 Oser Avenue
Suite 150
Hauppauge, NY 11788
631-231-0333

SUBSIDIARY

TSR Consulting
Services, Inc.

New York City
420 Lexington Avenue
Suite #835
New York, NY 10170
212-986-4600
E-mail: tsrny@tsrconsulting.com

New Jersey
379 Thornall Street
6th Floor
Edison, NJ 08837
732-321-9000
E-mail: tsrnj@tsrconsulting.com

Long Island
400 Oser Avenue
Suite 150
Hauppauge, NY 11788
631-231-0333
E-mail: tsrli@tsrconsulting.com

TRANSFER AGENT

Continental Stock Transfer
17 Battery Place
New York, NY 10004
212-509-4000

AUDITORS

CohnReznick LLP
100 Jericho Quadrangle
Suite 223
Jericho, NY 11753

COUNSEL

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road
Suite 300
Red Bank, NJ 07701

Copies of the Company’s Form 10-K are available, without charge, to shareholders upon written request to: John G. Sharkey, Vice President, Finance, TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788